SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

Colonial Financial Services, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

19566B101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,506
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 43,506
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,544
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,544
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.69%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,943
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,943
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,305
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,305
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,054
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,054
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.67%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,754
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,754
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,971
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,971
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,546
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 97,546
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.53%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 19566B101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,089
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 190,089
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19566B101

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 190,089 Shares benefically owned in the aggreate by the Reporting Persons is approximately $2,189,236, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 10, 2014, Seidman, on behalf of the Reporting Persons, entered into a voting agreement (the “Voting Agreement”) with Cape Bancorp, Inc. (“Cape Bancorp”) in connection with the Agreement and Plan of Merger, dated as of September 10, 2014 (the "Merger Agreement"), between Cape Bancorp and the Issuer pursuant to which, subject to the terms and conditions set forth therein, the Issuer will merge with and into Cape Bancorp, with Cape Bancorp as the surviving entity (the “Merger”).  Under the Voting Agreement, the Reporting Persons have agreed to be present at all meetings of shareholders of the Issuer called to vote for approval of the Merger so that all Shares over which the Reporting Persons, as of the applicable record date for any such meeting, have sole or shared voting power will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such Shares (a) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (b) against approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving the Issuer.  The Reporting Persons have also agreed not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent to approve or adopt the Merger Agreement.  The Voting Agreement will terminate upon the earliest to occur of (i) any termination of the Merger Agreement, (ii) the effective time of the Merger, (iii) the mutual consent of Seidman and Cape Bancorp, and (iv) the effectiveness of any amendment, modification or supplement to the Merger Agreement, or waiver under the Merger Agreement, in any such case where such amendment, modification, supplement or waiver would (A) decrease, or change the form of, the consideration payable in the Merger, or (B) materially delay the occurrence of the effective time of the Merger.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 3,860,140 Shares outstanding, as of September 10, 2014, which is the total number of Shares outstanding as reported in the Merger Agreement included as Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 11, 2014.

CUSIP No. 19566B101

A.	SAL

(a)	As of the close of business on September 11, 2014, SAL beneficially owned 43,506 Shares.

Percentage: Approximately 1.13%.

(b)	1. Sole power to vote or direct the vote: 43,506

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 43,506

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on September 11, 2014, SIP beneficially owned 26,544 Shares.

Percentage: Approximately 0.69%.

(b)	1. Sole power to vote or direct the vote: 26,544

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 26,544

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on September 11, 2014, SIPII beneficially owned 26,943 Shares.

Percentage: Approximately 0.70%.

(b)	1. Sole power to vote or direct the vote: 26,943

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 26,943

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 19566B101

D.	LSBK

(a)	As of the close of business on September 11, 2014, LSBK beneficially owned 19,305 Shares.

Percentage: Approximately 0.50%.

(b)	1. Sole power to vote or direct the vote: 19,305

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 19,305

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Broad Park

(a)	As of the close of business on September 11, 2014, Broad Park beneficially owned 26,054 Shares.

Percentage: Approximately 0.67%.

(b)	1. Sole power to vote or direct the vote: 26,054

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 26,054

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	CBPS

(a)	As of the close of business on September 11, 2014, CBPS beneficially owned 24,754 Shares.

Percentage: Approximately 0.64%.

(b)	1. Sole power to vote or direct the vote: 24,754

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,754

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 19566B101

G.	2514 MSF

(a)	As of the close of business on September 11, 2014, 2514 MSF beneficially owned 6,971 Shares.

Percentage: Approximately 0.18%.

(b)	1. Sole power to vote or direct the vote: 6,971

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 6,971

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 26,544 Shares owned by SIP and the 26,943 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 19,305 Shares owned by LSBK and the 24,754 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 97,546 Shares.

Percentage: Approximately 2.53%.

(b)	1. Sole power to vote or direct the vote: 97,546

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 97,546

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SIP, SIPII, LSBK and CBPS are set forth on Schedule B and incorporated herein by reference.

CUSIP No. 19566B101

I.	Seidman

(a)
Seidman directly owns 16,012 Shares.  In addition, Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 43,506 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 26,544 Shares owned by SIP and the 26,943 Shares owned by SIPII, (iii) as the sole officer of Veteri, the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 19,305 Shares owned by LSBK and the 24,754 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 26,054 Shares owned by Broad Park and the 6,971 Shares owned by  2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 190,089 Shares. In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 4.92%.

(b)	1. Sole power to vote or direct the vote: 190,089

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 190,089

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D benefically owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares as of September 11, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 10, 2014, Seidman, on behalf of the Reporting Persons, and Cape Bancorp entered into the Voting Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1.	Voting Agreement, dated September 10, 2014, by and between Seidman, on behalf of the Reporting Persons, and Cape Bancorp.

CUSIP No. 19566B101

Signature Page to Colonial Financial Services, Inc. Schedule 13D Amendment 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

CUSIP No. 19566B101

BROAD PARK INVESTORS, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 19566B101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Reporting Person	Date Sold	Per Share*	Sales Proceeds*	Shares
SAL	9/11/2014	13.4479	147,926.71	-11,000
SAL	9/11/2014	13.4501	147,950.91	-11,000
Total			295,877.62	-22,000

SIP	9/11/2014	13.4485	228,624.92	-17,000
SIP	9/11/2014	13.4490	94,143.31	-7,000
Total			322,768.23	-24,000

SIPII	9/11/2014	13.4925	94,447.80	-7,000
SIPII	9/11/2014	13.4485	228,624.92	-17,000
SIPII	9/11/2014	13.4483	188,437.21	-14,012
Total			511,509.93	-38,012

LSBK	9/11/2014	13.4457	67,228.50	-5,000
Total			67,228.50	-5,000

Broad Park	9/11/2014	13.4424	36,966.67	-2,750
Total			36,966.67	-2,750

2514 MSF	9/11/2014	13.4942	229,401.81	-17,000
2514 MSF	9/11/2014	13.4754	13,475.40	-1,000
2514 MSF	9/11/2014	13.4490	94,143.31	-7,000
Total			337,020.52	-25,000

CBPS	9/11/2014	13.4497	36,986.67	-2,750
Total			36,986.67	-2,750

Seidman	9/11/2014	13.4479	147,765.32	-10,988
Total			147,765.32	-10,988

* Includes brokerage commission

CUSIP No. 19566B101

Exhibit 99.1

VOTING AGREEMENT

September 10, 2014

Cape Bancorp, Inc.
Board of Directors
225 North Main Street
Cape May Court House, New Jersey 08210

Ladies and Gentlemen:

    Cape Bancorp, Inc. ("Cape Bancorp") has entered into an Agreement and Plan of Merger with Colonial Financial Services, Inc. ("Colonial Financial") dated as of September 10, 2014 (the "Merger Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (a) Colonial Financial will merge with and into Cape Bancorp, with Cape Bancorp as the surviving entity (the "Merger"), and immediately following the Merger, Colonial Bank, FSB will merge with and into Cape Bank, with Cape Bank as the surviving bank (the "Bank Merger"); and (b) shareholders of Colonial Financial will receive the Merger Consideration as defined in the Merger Agreement.

    Cape Bancorp has requested, as a condition to its execution and delivery to Colonial Financial of the Merger Agreement, that the undersigned, being directors, shareholders or executive officers of Colonial Financial, execute and deliver to Cape Bancorp this Letter Agreement.

    Each of the undersigned, in order to induce Cape Bancorp to execute and deliver to Colonial Financial the Merger Agreement, and intending to be legally bound, hereby irrevocably:

    (a)    Agrees to be present (in person or by proxy) at all meetings of shareholders of Colonial Financial called to vote for approval of the Merger so that all shares of common stock of Colonial Financial over which the undersigned or a member of the undersigned's immediate family, as of the applicable record date for any such meeting, has sole or shared voting power (other than shares voted in a fiduciary capacity on behalf of a person who is not an immediate family member) will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares (i) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of Colonial Financial, except for any amendments or modifications of a type set forth in paragraph (d) below), and (ii) against approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving Colonial Financial, it being understood that as immediate family members, the undersigned will use his/her reasonable efforts to cause the shares to be present and voted in accordance with (i) and (ii) above;

    (b)    Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Colonial Financial, to approve or adopt the Merger Agreement;

    (c)    Represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights and general equitable principles; and

    (d)    The obligations set forth herein shall terminate upon the earliest to occur of (i) any termination of the Merger Agreement, (ii) the Effective Time (as defined in the Merger Agreement) of the Merger, (iii) the mutual consent of the undersigned and Cape Bancorp, and (iv) the effectiveness of any amendment, modification or supplement to the Merger Agreement, or waiver under the Merger Agreement, in any such case where such amendment, modification, supplement or waiver would (A) decrease, or change the form of, the Merger Consideration, or (B) materially delay the occurrence of the Effective Time.

    Nothing in this Letter Agreement shall be construed to prevent the undersigned from exercising his/her fiduciary obligations as a Director of Colonial Financial in the event of a Superior Proposal as set forth in the Merger Agreement.

    This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.

    The undersigned intend to be legally bound hereby.

Sincerely,

/ss/ Lawrence Seidman
Lawrence Seidman
Name

Accepted and agreed to as of the date first above written:

Cape Bancorp, Inc.

/ss/ Michael D. Devlin
Michael D. Devlin
President and Chief Executive Officer